Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                                                      Commission File No. 1-5153


USX ANNOUNCES PLAN OF REORGANIZATION

          COLUMBUS, Ohio, April 24 - USX Corporation today announced that its board of directors authorized management to proceed with the necessary steps to implement a plan of reorganization of the corporation in order to separate the energy and steel businesses: USX-Marathon Group (NYSE: MRO) and USX-U. S. Steel Group (NYSE: X).
          Thomas J. Usher, chairman and chief executive officer, will inform shareholders at the firm's 100th annual meeting here that the plan, which is expected to be implemented at year-end, will create two strong, independent companies prepared to grow and prosper in each of their rapidly changing industries.
          The plan envisions a tax-free spin-off of the steel and steel-related businesses of USX Corporation into a freestanding, publicly traded company to be known as United States Steel Corporation. Holders of current USX-U. S. Steel Group common stock would become holders of United States Steel Corporation common stock. Holders of current USX-Marathon Group common stock would become holders of Marathon Oil Company common stock. The plan does not contemplate a cash distribution to shareholders.
          In November 2000, the USX board of directors authorized management to retain financial, tax and legal advisors to undertake a comprehensive review of the corporation's capital structure. In commenting on the plan Usher stated, "In this regard, Credit Suisse First Boston and Salomon Smith Barney reviewed many options that would be available to the board in an effort to make Marathon and U. S. Steel more competitive in their industries and to enhance shareholder value for holders of both classes of our common stock. Based in part upon the advice of the advisors, the board believes that a tax-free spin-off of our steel business is in the best interest of all of our shareholders."
          Usher explained that separating Marathon and U. S. Steel would give each company more flexibility in expanding its business through stock-based acquisitions, which would be highly beneficial in view of the global consolidation taking place in both the energy and steel industries. Usher said that the separation would allow each "new company" to focus its attention and financial resources on its core business. It would allow Marathon and
U. S. Steel to each make needed acquisitions based solely on its own business considerations rather than on business issues related to a combined energy and steel company. The separation would give each company independent access to financial markets and align the liability risks with each business. The USX board believes that shareholder value for the holders of each of Marathon and
U. S. Steel would be enhanced as a result.
          Usher noted that each new company would carry with it approximately the same assets and liabilities now associated with its existing business, except for a value transfer of approximately $900 million from Marathon to U. S. Steel, intended to maintain U. S. Steel as a strong, independent company. The form of the $900 million value transfer would be a reallocation of USX corporate debt between the current Marathon Group and U. S. Steel Group. It is planned that all public debt that remains outstanding will remain with Marathon. It is anticipated that both companies would have adequate access to financial markets with Marathon expected to have an investment grade rating at the current USX level or higher and U. S. Steel expected to have a slightly below investment grade rating. As part of the transaction, transition expenses as well as other separation costs will be allocated between the two new companies.
          Employees of both U. S. Steel and Marathon and the communities in which they are located should not be adversely affected by the reorganization plan. In addition, retirees from all units will continue to receive pension benefits from the existing fully funded plans and no changes in any retiree benefit will result from this reorganization, according to Usher. Marathon will continue to be headquartered in Houston, Marathon Ashland Petroleum in Findlay, Ohio and U. S. Steel in Pittsburgh.
          Under the reorganization plan, Usher will become chairman and chief executive officer of U. S. Steel. He will become chairman of Marathon Oil Company and remain chairman of the Marathon Ashland Petroleum LLC board of managers. Clarence P. Cazalot, Jr. will become president and chief executive officer of Marathon Oil Company. The balance of the management team of each entity is expected to remain substantially the same as it is today.
          Usher said that the plan of reorganization is subject to the approval of a majority of the outstanding shares of each class of the current USX common stock at a special meeting of shareholders, which is expected to be held early in the fourth quarter of this year.
          He added that the reorganization is subject to several other conditions, including receipt of a favorable tax ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements and receipt of necessary regulatory and third party consents, and board approval of definitive documentation for the transaction. The transaction is expected to occur at year-end, subject to the absence of any materially adverse change in business conditions for the energy and/or steel business, delay in obtaining the IRS ruling or other unfavorable circumstances.
          "We are extremely enthusiastic about this plan and we believe that as a result, both the energy and steel operations of USX will be well-positioned to succeed and prosper," Usher said.

                                    * * * * *

          The foregoing contains "forward-looking statements" which are based on
(1) a number of assumptions concerning future events made by management and (2) information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside USX Corporation's control, that could cause actual events to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see USX Corporation's filings with the Securities and Exchange Commission. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described plan of reorganization.
          In connection with the above described transactions, USX Corporation intends to file a proxy statement and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information.
Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning USX Corporation at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from USX Corporation by directing a request to USX Corporation at 600 Grant Street, Pittsburgh, PA 15219; Attn:
Investor Relations.
          USX Corporation and its officers and directors may be deemed to be participants in the solicitation of proxies from USX Corporation's stockholders with respect to these transactions. Information regarding such officers and directors is included in USX Corporation's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 12, 2001. This document is available free of charge at the SEC's internet site or from USX Corporation as described above.


Corporate Structure Chronology

2/25/1901 United States Steel Corporation is incorporated. The new company combines the steel businesses of J. P. Morgan and Andrew Carnegie into the first billion dollar corporation.

3/11/1982 United States Steel Corporation acquires Marathon Oil Company.
          Marathon becomes a subsidiary of U. S. Steel.

2/11/1986 United States Steel Corporation and Texas Oil & Gas Corp. (TXO) complete merger. TXO becomes a subsidiary of U. S. Steel.

7/9/1986 United States Steel Corporation becomes USX Corporation. The corporation has four business units: Marathon Oil Company, Texas Oil & Gas Corp., USS (the steel business of USX) and U. S. Diversified Group.

5/7/1991  Following shareholder approval the previous day, USX-Marathon Group
          (MRO) and USX-U. S. Steel Group (X) begin trading. Each stock is intended to track the performance of the specific business unit.

9/25/1992 The former Delhi Gas Pipeline Corporation business is created from the Marathon Group as a new tracking stock called USX-Delhi Group (DGP).

1/26/1998 Delhi Group stock redeemed after Delhi companies sold to Koch
          Industries.

11/30/2000 USX announces study of its targeted stock structure.

4/24/2001 USX announces that the board of directors authorizes management to implement a plan of reorganization to separate the energy and steel businesses into Marathon Oil Company and United States Steel Corporation.